Exhibit 12.1

OTTER TAIL CORPORATION

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Year Ended December 31,
	2011	2012	2013	2014	2015
Earnings
Pretax income from continuing operations	$41,773,754	$66,313,503	$71,363,651	$73,440,180	$80,231,110
Plus fixed charges (see below)	38,291,760	34,618,369	30,219,768	32,091,737	33,742,169
Total earnings (1)	$80,065,514	$100,931,872	$101,583,419	$105,531,917	$113,973,279
Fixed Charges
Interest charges	$34,020,348	$31,057,367	$26,820,365	$29,241,350	$30,817,357
Amortization of debt expense, premium and discount	2,233,412	1,501,002	1,155,403	1,095,387	1,065,812
Estimated interest component of operating leases	2,038,000	2,060,000	2,244,000	1,755,000	1,859,000
Total fixed charges (2)	$38,291,760	$34,618,369	$30,219,768	$32,091,737	$33,742,169

Preferred Dividend Requirement*	$1,138,375	$2,101,550	$650,239	$-	$-

Total Fixed Charges and Preferred Dividend Requirement (3)	$39,430,135	$36,719,919	$30,870,007	$32,091,737	$33,742,169

Ratio of Earnings to Fixed Charges (1) Divided by (2)	2.09	2.92	3.36	3.29	3.38
Ratio of Earnings to Fixed Charges and Preferred Dividends (1) Divided by (3)	2.03	2.75	3.29	3.29	3.38

* All outstanding cumulative preferred shares were redeemed on March 1, 2013 for $15.7 million, including $0.2 million in call premiums charged to equity and included as preferred dividends paid and as part of our preferred dividend requirement for the year ended December 31, 2013.